Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*        *         *

The following is a translation of a Spanish language press release issued by Gas Natural SDG, S.A. on May 8, 2006.

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL AND REPSOL YPF CONTRACT FOR A NEW TANKER TO TRANSPORT LNG

•	The tanker, with a capacity of 138,000 cubic meters, will be put into service this year and commence operations for GAS NATURAL and Repsol YPF in 2009.

•	Following this new contract, GAS NATURAL and Repsol YPF will have 13 tankers in operation in 2009, with a maritime transport capacity of about 1.5 million cubic meters.

Gas Natural and Repsol YPF signed an agreement with Knutsen, the shipbuilding company, to contract for a time-charter methane-tanker of 138,000 cubic meters of capacity, which both companies will use to transport liquified natural gas (LNG), starting in 2009.

The contracting of this new tanker will help cover the LNG transportation needs expected in the next few years by GAS NATURAL and Repsol YPF in the Atlantic Basin.

This contract is in addition to the one also executed jointly between GAS NATURAL and Repsol YPF in January 2005, for the acquisition of a tanker with the same capacity, currently being built in the Izar (Sestao) shipyards, to be delivered in December 2007.

The tanker under the contract will be put into operation for Knutsen this year in 2006, although, according to the signed agreement, it will not start operating for GAS NATURAL and Repsol YPF for three years. Among the conditions of this new time-charter contract with Knutsen, a 20-year rental period is included in the agreement, which can be extended for two five-year periods.

A time-charter contract is a kind of agreement between the owners of the tanker and the companies that will use it, in exchange for the payment of a fee during the time specified for use of the ship.

A fleet with a combined capacity of more than 1.5 million cubic meters

GAS NATURAL and Repsol YPF jointly manage a fleet of 11 methane tankers, for a total capacity of more than a million cubic meters, to which will be added the 138,000 cubic meters of the tanker currently under construction in Izar and the 138,000 cubic meters of the methane tanker recently contracted with Knutsen.

For GAS NATURAL, whose Strategic Plan foresees the company’s involvement in the development of the LNG world market, the contracting of a new fleet is an essential element of flexibility and guarantee of supply. Furthermore, two-thirds of the Spanish natural gas market is supplied with liquified natural gas.

For Repsol YPF, the signing of this agreement is a new step that reinforces the company’s excellent position in the integrated business of liquified natural gas, representing one of its major lines of business growth in the next few years.

Currently, GAS NATURAL and Repsol YPF constitute the third largest LNG transport group in the world, and the first in Atlantic Basin operations.

Barcelona, May 8, 2006